40-33

STRADLEY RONON
ATTORNEYS AT LAW

RECEIVED
MAY 20 2010
The Division of
Investment Management

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Michael D. Mabry
MMabry@stradley.com
215.564.8011

SEC Mail Processing
Section
APR 26 2010
Washington, DC
110

April 23, 2010

Via Fed Ex

Filing Desk
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: Old Mutual Funds II (1940 Act No. 811-04391)
Filing Pursuant to Section 33(B) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Dear Ladies and Gentlemen:

Enclosed on behalf of the above-referenced registrant is a proposed settlement of *In Re Mutual Funds Investment Litigation* (MDL 15862) filed pursuant to Section 33(B) of the 1940 Act. The *Stipulation and Agreement of Settlement (Pilgrim Baxter Funds Defendants)* was filed for approval with the United States District of Maryland on April 21, 2010.

If you have any questions, please contact me at the number above.

Sincerely,

Michael D. Mabry

Michael D. Mabry

MDM:jpw
Enclosure
cc: Andra C. Ozols, Esq. (w/enclosure)

[redacted]

10000606

I # 1018317 v.1

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: *In re Pilgrim Baxter* (04-md-15862-04)	MDL 1586 Case No. 04-MD-15862 (Hon. Andre M. Davis)

**STIPULATION AND AGREEMENT OF SETTLEMENT
(PILGRIM BAXTER FUNDS DEFENDANTS)**

This stipulation and agreement of settlement dated July 31, 2009 (the "Stipulation") memorializes the agreement among Class Lead Plaintiff on behalf of itself and the Class; Derivative Plaintiffs on behalf of themselves and the PBHG Funds; and the PB Funds Defendants (each defined below). Capitalized terms used in this Stipulation shall have the meanings as set forth below under "Definitions."

WHEREAS:

A. The Actions seek damages and other relief arising from alleged market-timing, late-trading, the communication of portfolio information, and short-term and excessive trading in mutual funds advised by Pilgrim Baxter & Associates, Ltd.;

B. Following the consolidation of the Actions, Class Lead Plaintiff and Derivative Plaintiffs filed their respective Complaints. The Parties engaged in extensive motion practice related to the Complaints;

C. Plaintiffs' Counsel conducted an extensive investigation relating to the claims and the underlying events and transactions alleged in their respective Complaints, including by seeking document discovery from relevant parties and by examining relevant witnesses. The PB Advisor Defendants collectively produced hundreds of thousands of pages of documents, comprehensive trading data, and other information in response to requests of Class Lead Counsel;

D. Plaintiffs, by their counsel, engaged in protracted discussions and arm's-length negotiations with counsel for the PB Funds Defendants to secure a favorable compromise and settlement of the Actions and all claims asserted therein against the PB Funds Defendants;

E. Based upon their investigation, Plaintiffs and Plaintiffs' Counsel have concluded that the terms and conditions of this Settlement are fair, reasonable and adequate to the Class and the PBHG Funds, and in their best interests, and, subject to the approval of the Court, have agreed to settle the claims raised in the Actions as against the PB Funds Defendants pursuant to the terms and provisions of this Stipulation; and

F. The PB Funds Defendants have denied and continue to deny that they have committed any act or omission giving rise to any liability and/or violation of law, and state that they are entering into this Settlement to eliminate the burden, expense and uncertainty of further litigation. The Parties agree that neither this Settlement nor any of its terms shall constitute an admission or finding of wrongful conduct, acts or omissions by any of the PB Funds Defendants. The Parties also agree that this Stipulation shall not be construed or deemed to be a concession by any Plaintiff of any infirmity in the claims asserted in the Actions, or an admission concerning the existence or scope of damages on behalf of any Party.

IT IS HEREBY STIPULATED AND AGREED, subject to approval of the Court pursuant to Rule 23 of the Federal Rules of Civil Procedure, as follows:

DEFINITIONS

1. As used in this Stipulation, the following terms shall have the meanings set forth below:

(a) "Actions" means the Class Action, the Derivative Action, and any other civil action against any of the PB Funds Defendants that has been consolidated with the Class Action or Derivative Action pursuant to Case Management Order No. 1 dated May 24, 2004.

(b) "Bar Order" means the bar order referred to in paragraph 7 below.

(c) "Broker/Trader Defendants" mean Banc of America Securities LLC, Bank of American Corporation, Bank of America, N.A., Bear Stearns Securities Corp. (n/k/a J.P. Morgan Clearing Corp.), Bear Stearns & Co., Inc. (n/k/a J.P. Morgan Securities Inc.), AT, L.P. (a/k/a Appalachian Trails, L.P.), Michael G. Christiani, CPTR, LLC, Wall Street Discount Corporation, Alan Lederfeind, Security Trust Company, N.A., Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners Ltd.

(d) "Broker/Trader Parties" means the Broker Trader Defendants and their respective Related Parties.

(e) "Claims Administrator" means the firm(s) which shall implement the Notice program and administer the Settlement, as proposed by Plaintiffs' Counsel and approved by the Court.

(f) "Class" means all Persons who, during the Class Period, held, purchased or otherwise acquired shares in any individual series of the mutual funds listed on Schedule A hereto. Excluded from the Class are (i) the Defendants; (ii) members of the immediate family (*i.e.*, parents, current or former spouses, siblings, and children) of each of the Individual Defendants; (iii) the officers, directors, parents, subsidiaries, and affiliates of each of the Corporate Defendants; and (iv) the legal representatives, agents, heirs, predecessors, successors and assigns of any of the foregoing excluded parties. Also excluded from the Class are any Persons who timely and validly exclude themselves by filing a request for exclusion from the Class.

(g) "Class Action" means the action in which the Class Complaint was filed.

(h) "Class Complaint" means the Consolidated Amended Class Action Complaint captioned *Carey v. Pilgrim Baxter & Associates, Ltd., et al.*, Civil Action No. 04-cv-01151-JFM, filed September 30, 2004 in MDL 1586 (docket number 301 in 04-md-15862).

(i) "Class Lead Counsel" means the law firm of Bernstein Litowitz Berger & Grossmann LLP.

(j) "Class Lead Plaintiff" means the Ohio Public Employees Deferred Compensation Plan.

(k) "Class Member" means a Person who is a member of the Class.

(l) "Class Period" means the period between and including July 30, 1999 and November 13, 2003.

(m) "Complaints" means the Class Complaint and Derivative Complaint.

(n) "Consent Orders" means (i) the administrative order entered by the SEC against Pilgrim Baxter & Associates, Ltd., dated June 21, 2004, in Administrative Proceeding File No. 3-11524; (ii) the administrative order entered by the SEC against Gary L. Pilgrim, dated November 17, 2004, in Administrative Proceeding File No. 3-11739; and (iii) the administrative order entered by the SEC against Harold J. Baxter, dated November 17, 2004, in Administrative Proceeding File No. 3-11740.

(o) "Corporate Defendants" means the PB Advisor Corporate Defendants, the PBHG Funds, and each Other Defendant that is not a natural person.

(p) "Costs of Notice and Administration" means the costs and expenses incurred in connection with the issuance of Notice and the administration of the Settlement.

(q) "Court" means the United States District Court for the District of Maryland.

(r) "Defendants" means the PB Funds Defendants, the PB Advisor Defendants and all Other Defendants.

(s) "Derivative Action" means the action in which the Derivative Complaint was filed.

(t) "Derivative Complaint" means the Consolidated Amended Fund Derivative Complaint captioned *Jungalawala v. Pilgrim Baxter & Associates, Ltd. et al.*, Civil Action No. 04-md-00882-JFM, filed on September 29, 2004 in MDL-1586 (docket number 289 in 04-md-15862).

(u) "Derivative Lead Counsel" means the law firm of Chimicles & Tikellis LLP.

(v) "Derivative Plaintiffs" means Chuck Hall, Korshed Jungalawala, Risa Schneps, Katherine Simpkins and James Cohen.

(w) "Effective Date" shall have the meaning set forth in paragraph 18 below.

(x) "Final," when referring to an order or judgment, means (i) that the time for appeal or appellate review of such order or judgment has expired; or (ii) if there has been an appeal, (a) that said appeal has been decided without causing a material change in the order or judgment; or (b) that such order or judgment has been upheld on appeal and is no longer subject to appellate review by further appeal or writ of certiorari.

(y) "Final Settlement Hearing" means the hearing set by the Court under Rule 23(e)(1)(c) of the Federal Rules of Civil Procedure to determine whether the proposed Settlement embodied by this Stipulation (and potentially other settlements in the MDL or in the Pilgrim Baxter Sub-Track) is fair, reasonable and adequate, and whether the Court should enter the Order and Final Judgment.

(z) "IDC" means the independent distribution consultant retained by Pilgrim Baxter & Associates, Ltd. and approved by the SEC to formulate a distribution plan and to distribute the respective payments made by Pilgrim Baxter & Associates, Ltd., Gary L. Pilgrim, and Harold J. Baxter to the SEC pursuant to the Consent Orders.

(aa) "Individual Defendants" means the PB Advisor Individual Defendants, the PB Funds Trustees, and each Other Defendant that is a natural person.

(bb) "MDL" means MDL Proceeding No. 1586 in the United States District Court for the District of Maryland.

(cc) "Notice" means notice of the Settlements as authorized by the Court, whether by direct mail, publication, internet or otherwise.

(dd) "Notice Forms" means the forms of notice to be agreed upon by the Parties and consistent with the terms of this Stipulation, which shall include a "long form notice," "summary notice," and "publication notice" as described in paragraph 16 below.

(ee) "Order and Final Judgment" means the order and final judgment of dismissal with prejudice of the Actions, in a form to be agreed upon by the Parties and submitted to the Court and that shall be consistent with the terms of this Stipulation, and that shall, among other things, approve this Settlement, enter the Bar Order, and release and discharge the Released Claims and Released PB Funds Claims.

(ff) "Other Defendants" means any and all defendants in the Pilgrim Baxter Sub-Track other than the PB Advisor Defendants and the PB Funds Defendants, including, without limitation, the Broker/Trader Defendants.

(gg) "Parties" means the Class Lead Plaintiff, Derivative Plaintiffs, and PB Funds Defendants.

(hh) "PB Advisor Corporate Defendants" means Pilgrim Baxter & Associates, Ltd. (n/k/a Liberty Ridge Capital, Inc.); PBHG Fund Distributors (n/k/a Old Mutual Investment Partners); PBHG Fund Services (n/k/a Old Mutual Fund Services); PBHG Shareholder Services, Inc. (n/k/a Old Mutual Shareholder Services, Inc.); Old Mutual plc; Old Mutual Asset Management; and Old Mutual (US) Holdings, Inc.

(ii) "PB Advisor Defendants" means the PB Advisor Corporate Defendants and the PB Advisor Individual Defendants.

(jj) "PB Advisor Defendants Settlement" means the settlement contemplated by the PB Advisor Defendants Stipulation.

(kk) "PB Advisor Defendants Stipulation" means the Stipulation and Agreement of Settlement among Class Lead Plaintiff, Derivative Plaintiffs, and the PB Advisor Defendants.

(ll) "PB Advisor Individual Defendants" means Gary L. Pilgrim and Harold J. Baxter.

(mm) "PB Funds Defendants" means the PBHG Funds and PB Funds Trustee Defendants.

(nn) "PB Funds Defendants' Counsel" means the law firm of Stradley Ronon Stevens & Young LLP, on behalf of the PBHG Funds, the PB Funds Trustee Defendants and the PBHG Funds Current Trustees.

(oo) "PB Funds Released Parties" means the PBHG Funds, PB Funds Trustee Defendants, and the PBHG Funds Current Trustees, and any of their respective predecessors, heirs, successors and assigns (except for Plaintiffs to the extent they are assignees of the Assigned Claims).

(pp) "PB Funds Trustee Defendants" means John R. Bartholdson, Jettie M. Edwards, and Albert A. Miller.

(qq) "PBHG Funds" means the mutual funds which were series of PBHG Funds Inc. at the time the Actions were filed and/or their current successors at the time of execution of this Stipulation which are series of Old Mutual Funds II.

(rr) "PBHG Funds Current Trustees" means the current independent trustees of the PBHG Funds: John R. Bartholdson, Jettie M. Edwards, and Albert A. Miller and Leigh A. Wilson.

(ss) "PBHG Fund Shareholders" means the current shareholders of the PBHG Funds.

(tt) "Person" means a natural person or any legal entity (including, without limitation, individuals, corporations, employee pension or other benefit or ERISA plans, and trusts).

(uu) "Pilgrim Baxter Sub-Track" or "this Sub-Track" means the sub-track in this MDL which consists of the Class Action and the Derivative Action.

(vv) "Plaintiffs" means Class Lead Plaintiff and Derivative Plaintiffs.

(ww) "Plaintiffs' Counsel" means Class Lead Counsel and Derivative Lead Counsel.

(xx) "Plaintiff Released Parties" means Plaintiffs and all Class Members, and any of their respective attorneys, agents, counsel, predecessors, heirs, successors and assigns.

(yy) "Plan of Allocation" shall have the meaning set forth in paragraph 13 below.

(zz) "Preliminary Approval Order" means an order of the Court that preliminarily approves this Settlement and sets forth the means by which Notice of this Settlement shall be provided, in a form to be agreed upon by the Parties and to be submitted to the Court, and that shall be consistent with the terms of this Stipulation.

(aaa) "PSLRA" means the Private Securities Litigation Reform Act of 1995.

(bbb) "Related Parties" means (a) with respect to natural persons, their past or present agents, servants, attorneys, accountants, insurers, co-insurers and re-insurers, executors and administrators; (b) with respect to legal entities other than natural persons, their past and present, direct and indirect, parents, subsidiaries, general partners, limited partners, officers, directors, trustees, members, employees, agents, servants, attorneys, accountants, insurers, co-insurers and re-insurers; and (c) the predecessors, successors, heirs and assigns of the foregoing.

(ccc) "Released Claims" means any and all claims (including costs and legal fees) against the PB Funds Released Parties, whether direct, derivative or brought in any other capacity, whether under federal or state law, whether known or unknown (including Unknown Claims), whether suspected or unsuspected, whether accrued or unaccrued, concerning in any respect, directly or indirectly, market-timing, late-trading, or short-term or excessive trading during the Class Period (or, with respect to any and all derivative claims, at any time), including any claims that the PB Funds Released Parties allowed, assisted, cleared, brokered, financed, provided the means for, subjected investors to or otherwise facilitated or made material misstatements of fact or omissions concerning market-timing, late-trading, or short-term or excessive trading and including, without limitation, all of the claims that were brought and all of such claims that could have been brought against the PB Funds Released Parties in the Complaints.

(ddd) "Released PB Funds Claims" means any and all claims (including costs and legal fees), whether under federal or state law, whether known or unknown (including Unknown Claims), whether suspected or unsuspected, whether accrued or unaccrued, that have been, could have been or might be asserted in the Actions or in any other forum by the PB Funds Released Parties against any of the Plaintiff Released Parties, which concern, relate to or arise out of in any respect, directly or indirectly, the institution, prosecution or settlement of the Actions (except for claims to enforce this Settlement).

(eee) "SEC" means the United States Securities and Exchange Commission.

(fff) "Settlement" shall mean the settlement contemplated by this Stipulation.

(ggg) "Settlements" means this Settlement, the PB Advisor Defendants Settlement, and any other settlement(s) reached in this Sub-Track.

(hhh) "Stipulation" shall have the meaning set forth in the introductory paragraph.

(iii) "Unknown Claims" means any and all Released Claims which any Plaintiff or Class Member does not know or suspect to exist in his, her or its favor at the time of the release of such claims, and any Released PB Funds Claims which any of the

PB Funds Released Parties does not know or suspect to exist in his, her or its favor at the time of the release of such claims, which if known by him, her or it might have affected his, her or its decision(s) with respect to this Settlement. With respect to any and all Released Claims and Released PB Funds Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and the PB Funds Defendants shall expressly waive, and each Class Member and each of the other PB Funds Released Parties shall with respect to such claims be deemed to have waived, and by operation of the Order and Final Judgment in the Actions shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties acknowledge, and the Class Members and the other PB Funds Released Parties by operation of law shall be deemed to have acknowledged, that the inclusion of "Unknown Claims" in the definition of Released Claims and Released PB Funds Claims was a material and separately bargained for element of this Settlement.

(jjj) "1940 Act" means the Investment Company Act of 1940, as amended, and the releases, regulations and SEC interpretations promulgated thereunder.

SETTLEMENT CONSIDERATION

2. The consideration for this Settlement consists of the dismissal, release and assignment of claims provided for herein, all as set forth in further detail below. The Parties

hereby acknowledge the sufficiency of the consideration.

DISMISSAL AND RELEASES

3. This Settlement shall finally and fully dismiss the Actions as against the PB Funds Defendants only, and shall finally and fully dispose of any and all Released Claims and Released PB Funds Claims, as set forth herein.

4. Upon the Effective Date:

(a) all claims brought by Class Lead Plaintiff (on behalf of itself and all other Class Members) and Derivative Plaintiffs (individually and derivatively on behalf of the PBHG Funds and all individual series of the PBHG Funds) against the PB Funds Defendants in the respective Actions are to be dismissed with prejudice;

(b) Plaintiffs and all Class Members, on behalf of themselves, their heirs, executors, administrators, successors and assigns, shall be deemed to have released and forever discharged the Released Claims, and shall forever be enjoined from prosecuting the Released Claims, against the PB Funds Released Parties;

(c) the PB Funds Released Parties shall be deemed to have released and forever discharged the Released PB Funds Claims, and shall forever be enjoined from prosecuting the Released PB Funds Claims, against the Plaintiff Released Parties.

ASSIGNMENT OF CLAIMS

5. The PB Funds Released Parties (on behalf of the PBHG Funds), shall assign, upon and as of the date of execution of this Stipulation, to Class Lead Plaintiff and Derivative Plaintiffs, all claims they have against the Broker/Trader Parties, whether direct, derivative or brought in any other capacity, whether under federal or state law, whether known or unknown, whether suspected or unsuspected, whether accrued or unaccrued, concerning in any respect, directly or indirectly, market-timing, late-trading, or short-term or excessive trading, including,

without limitation, all claims concerning the subject matters of the Complaints (the "Assigned Claims"). Such assignment shall include Plaintiffs' right to pursue, settle, release or take any other action with respect to the Assigned Claims, including, without limitation, Plaintiffs' right to negotiate the exchange of releases with the Broker/Trader Parties with respect to the Assigned Claims, and in no event shall Plaintiffs be required to obtain the prior approval of any of the PB Funds Released Parties and/or PB Funds Defendants' Counsel in order to take any action with respect to the Assigned Claims; provided, however, that (i) any action that Plaintiffs may take with respect to the Assigned Claims, including the negotiation of the exchange of releases with the Broker/Trader Parties with respect to the Assigned Claims, shall be conditioned upon this Settlement becoming Effective, and (ii) the assignment to Plaintiffs provided for in this paragraph shall become null and void in the event that this Settlement is terminated. Notwithstanding any of the foregoing, any claims that the PB Funds Released Parties may have against their own insurers will not be assigned, provided, however, that any action by the PB Funds Released Parties against any of their insurers may not impede or interfere with Plaintiffs' ability to pursue, settle, release or take any other action with respect to the Assigned Claims or to pursue, settle, release or take any other action with respect to any of Plaintiffs' other claims.

6. In connection with any settlement(s) that may be reached with any of the Other Defendants, including those that involve the settlement of any of the Assigned Claims, Plaintiffs shall endeavor in good faith to obtain a cross-claim release ("Cross-Claim Release") from each such Other Defendant releasing the PB Funds Released Parties from any and all claims relating to the purchase, sale or retention of shares of any mutual fund advised by Pilgrim Baxter & Associates, Ltd. during the Class Period (or, with respect to any and all derivative claims, at any time), including any claims regarding or concerning, directly or indirectly, market-timing, late-

trading, or short-term or excessive trading. Each such Cross-Claim Release shall be structured so that it becomes effective at such time as this Settlement and the settlement with the relevant Other Defendant(s) become effective, and may be held in escrow by Class Lead Counsel until the relevant settlements become effective. Notwithstanding any of the foregoing, in no event shall the effectiveness of this Settlement be contingent upon Plaintiffs obtaining a Cross-Claim Release from any settling Other Defendant in favor of any of the PB Funds Released Parties.

BAR ORDER

7. The Parties shall request that the Court, as part of the Order and Final Judgment, enter a final bar order that (a) will discharge, to the full extent provided for under the PSLRA, each of the PB Funds Released Parties from all claims for contribution by any Person arising out of the Actions, and (b) will discharge, to the full extent provided for by any applicable law (whether state, federal, local or statutory law or any other law, rule or regulation) all claims against any PB Funds Released Party by any Person for contribution or indemnification, however styled (and whether arising under state, federal, local, statutory or common law or any other law, rule or regulation) based upon, arising out of, relating to, or in connection with the Released Claims. To the full extent provided for by the PSLRA or other applicable law (whether state, federal, local, statutory or common law, or any other law, rule or regulation), the bar order will bar all claims for contribution or indemnification, however styled, based upon, arising out of, relating to, or in connection with the Released Claims or the Actions: (x) by any Person against any PB Funds Released Party; and (y) by the PB Funds Released Parties against any Person, other than a Person whose liability to Plaintiffs or the Class has been extinguished pursuant to the Settlements and the Order and Final Judgment, or any other settlement of the PB Funds Released Parties in the MDL.

STAY OF LITIGATION

8. Litigation against the PB Funds Defendants with respect to the Released Claims shall be stayed, and the Parties shall seek an Order from the Court providing that no Plaintiff or Class Member may commence, join or otherwise prosecute any Released Claim against any PB Funds Released Party in any other proceeding, pending approval of this Settlement by the Court. Notwithstanding the foregoing, the PB Funds Released Parties shall remain subject to reasonable discovery requests from Plaintiffs in connection with ongoing litigation in the MDL against the Other Defendants.

CLASS CERTIFICATION

9. The Parties shall stipulate to the certification of the Class, and approval of the Class Lead Plaintiff as class representative, for settlement purposes only, and shall stipulate that the claims of putative Class Members arising prior to July 30, 1999 have been extinguished by the applicable statutes of limitations. The Order and Final Judgment shall include a provision to that effect.

NOTICE PROGRAM

10. The Parties shall cooperate in good faith to formulate the most efficient and cost effective Notice program for the Class that satisfies Rule 23 of the Federal Rules of Civil Procedure, the PSLRA and due process, and the most efficient and cost-effective Notice program with respect to the settlement of the Derivative Action that satisfies applicable rules and due process.

11. As set forth in paragraph 16 below, the Parties will propose reasonable efforts to provide Notice of the Settlements. The Parties shall use their best efforts to minimize the Costs of Notice and Administration of the Settlements, and to cooperate with one another to facilitate

the dissemination of the Notice Forms. These efforts shall include, to the extent feasible and requested by Plaintiffs, utilizing existing channels of communication with PBHG Fund Shareholders to provide notice of the Settlements, including, without limitation, distributing Notice of the Settlements on a folded, one-page 11" x 17" sheet included in regular or periodic mailings to PBHG Fund Shareholders (as determined for purposes of such regular mailings). In addition, to the extent reasonably proposed by Plaintiffs, the PB Funds Released Parties and PB Funds Defendants' Counsel will work together with Plaintiffs to coordinate the Notice and Administration of all Settlements that have been or may be reached in this Sub-Track, as well as with the notice of one or more other settlements in the MDL.

12. None of the PB Released Parties will bear any out-of-pocket Costs of Notice and Administration.

COOPERATION

13. All payments from the settlement proceeds in this Sub-Track shall be determined by the Claims Administrator pursuant to a plan of allocation to be proposed by Plaintiffs' Counsel (the "Plan of Allocation"), subject to the approval of the Court. Neither the PB Funds Released Parties nor their attorneys will have any responsibility or liability for the design or implementation of the Plan of Allocation or for the Claims Administrator's determinations pertaining to payments from the settlement proceeds. Any disputes among the Parties concerning the proposed plan of allocation shall be submitted to the Court for resolution.

APPROVAL OF THE SETTLEMENT

14. The Parties agree that they shall not present this Settlement to the Court for preliminary or final approval (including approval of the proposed Notice Forms and Notice program) until all of Plaintiffs' claims in the Pilgrim Baxter Sub-Track against non-dismissed

defendants have been resolved, either through a proposed settlement agreement, trial or otherwise.

15. At the appropriate time for presentation of this Settlement to the Court in accordance with the preceding paragraph, Plaintiffs shall move the Court for preliminary approval of this Settlement and seek approval from the Court to provide Notice of the Settlement at such time and on such schedule as Plaintiffs' Counsel determine is most appropriate, taking into account, *inter alia*, the desirability of maximizing efficiencies that may result from (a) coordinating the settlement with the PB Advisor Defendants and settlements with Other Defendants in this Sub-Track and/or (b) coordinating settlements with other defendants reached in other sub-tracks in the MDL. The PB Funds Defendants shall not oppose Plaintiffs' motion for preliminary approval.

16. The Parties hereto shall cooperate in drafting a proposed Preliminary Approval Order, containing (a) usual and customary terms that would give preliminary Court-approval to this Settlement; (b) authorization for the issuance of Notice to the Class consistent with the requirements of Rule 23 of the Federal Rules of Civil Procedure, the PSLRA and due process; and (c) authorization for the issuance of Notice with respect to the settlement of the Derivative Action consistent with applicable rules and due process. In order to maximize efficiency and minimize costs, the Parties agree to use best efforts to coordinate the drafting of the proposed Preliminary Approval Order and Notice Forms (which the Parties anticipate will be exhibits to the Preliminary Approval Order) with counsel for any Other Defendant in this Sub-Track that have also settled with Plaintiffs. It is anticipated that all settling parties in this Sub-Track (including the Parties to this Settlement) will cooperate in drafting (i) a "long form notice" to be posted on a settlement website established for this Sub-Track and to be made available for

mailing to shareholders upon request and that will set forth in detail the terms of all Settlements in this Sub-Track (including this Settlement) and that will include, among other things, the Plan of Allocation; (ii) a "summary notice" to be mailed to Class Members only (and not to PBHG Fund Shareholders except to the extent that they are Class Members) that will set forth in summary fashion the terms of all Settlements in this Sub-Track and refer shareholders to the settlement website and/or an 800 number(s) for more detailed information concerning the Settlements, including the long form notice, and that will be capable of being printed on a mailer consisting of a single, folded 11" x 17" sheet printed on both sides; and (iii) a "publication notice" that will refer shareholders to the settlement website and/or the 800 number(s), and which shall be published in various national and regional media in accordance with a plan of publication coordinated across multiple sub-tracks in the MDL in which settlements have been reached. The publication notice will serve as the primary form of notice for the settlement of the Derivative Action. The Parties agree to submit to the Court any disputes concerning the interpretation or application of this paragraph.

17. The Parties shall cooperate in drafting a proposed Order and Final Judgment, containing usual and customary terms that would provide for final Court-approval of this Settlement (and which may provide for final Court-approval of the PB Advisor Defendants Settlement and any other settlement(s) in this Sub-Track). The proposed Order and Final Judgment shall contain (i) a dismissal of claims consistent with paragraph 4(a) above, (ii) release of claims provisions consistent with paragraphs 4(b) and 4(c) above, and (iii) bar order provisions consistent with paragraph 7 above, and may include provisions relating to the Assigned Claims.

EFFECTIVE DATE

18. The "Effective Date" of this Settlement means the first business day after the date by which all of the following shall have occurred:

(a) the Court has preliminarily approved this Settlement, consistent with the terms hereof, and entered the Preliminary Approval Order substantially in the form agreed to and submitted by the Parties pursuant to paragraph 16 above;

(b) the Court has certified the Class for purposes of the Settlements only and has granted final approval to this Settlement following notice to the Class and notice of the settlement of the Derivative Action and following the Final Settlement Hearing;

(c) if the Bar Order is separate from the Order and Final Judgment, the Court has entered the Bar Order and the order entering the Bar Order has become Final; and

(d) the Court has entered the Order and Final Judgment, as described in paragraph 17 above, in a form substantially similar to that submitted by the Parties (or, in the event that the Court enters an order or judgment finally approving this Settlement in a form that is not substantially similar to that submitted by the Parties ("Alternative Judgment"), none of the Parties elect to terminate the Settlement within thirty (30) days of entry of the Alternative Judgment), and the Order and Final Judgment or the Alternative Judgment has become Final.

TERMINATION RIGHTS AND EFFECT OF TERMINATION

19. Within thirty (30) days of: (a) the Court's declining to enter the Preliminary Approval Order in any material respect; (b) the Court's refusal to approve this Stipulation or any material part of it; (c) the Court's declining to enter the Order and Final Judgment in any material respect; or (d) the date upon which the Order and Final Judgment is modified or

reversed in any material respect by the Court of Appeals or the Supreme Court,P laintiffs and the PB Funds Defendants shall have the right to terminate this Settlement by providing written notice to all other Parties of an election to do so. However, any judicial rulings with respect to Plaintiffs' Counsel's application for the Fee and Expense Award, or with respect to the Plan of Allocation, shall not be considered material to this Settlement and shall not be grounds for termination.

20. Except as otherwise provided herein, in the event this Settlement is terminated pursuant to terms of this Stipulation, then:

(a) this Settlement shall be deemed null and void with respect to the Parties hereto, and shall have no further force and effect with respect to any of the Parties;

(b) the Parties hereto shall be deemed to have reverted to their respective status in the Actions immediately prior to the Parties' agreement in principle to settle the Actions and, except as otherwise expressly provided, the Parties shall proceed as if the this Stipulation and any related orders entered in connection with the contemplated settlement of the claims against the PB Funds Released Parties in this Sub-Track, had not been executed or entered; and

(c) this Stipulation (including any of the attachments hereto), the Notice Forms and forms of orders and judgments contemplated by this Stipulation, and any communications or negotiations with respect to this Stipulation (including the negotiation of any term sheet or any term sheet itself), shall not be used or referred to in this Sub-Track by any of the parties to the Actions in this Sub-Track.

NO ADMISSION OF WRONGDOING

21. The PB Funds Defendants expressly deny, and the Parties agree that neither this Settlement nor any of its terms shall constitute an admission or finding of, any wrongful conduct, acts or omissions, liability or damages. This Stipulation, whether or not consummated, and any proceedings taken pursuant to it:

(a) shall not be offered or received against the PB Funds Released Parties as evidence of, or construed as, or deemed to be evidence of any presumption, concession, or admission by the PB Funds Released Parties with respect to the truth of any fact alleged by any of the Plaintiffs or the validity of any claim that was or could have been asserted against PB Funds Released Parties in the Actions in this Sub-Track or in any other litigation, or of any liability, negligence, fault, or other wrongdoing of any kind of the PB Funds Released Parties;

(b) shall not be offered or received against the PB Funds Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by the PB Funds Released Parties, or against the Plaintiffs or any Class Members as evidence of any infirmity in the claims of Plaintiffs or the Class Members;

(c) shall not be offered or received against the PB Funds Released Parties, or against the Plaintiffs or any Class Members, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against any of the PB Funds Released Parties, in any other civil, criminal or administrative action or proceeding, in any forum, other than such proceedings as may be necessary to effectuate the provisions of this

Stipulation; provided, however, that if this Stipulation is approved by the Court, the PB Funds Released Parties may refer to it to effectuate the protection from liability granted them hereunder;

(d) shall not be construed against the PB Funds Released Parties, or the Plaintiffs or any Class Members, as an admission, concession, or presumption that the consideration for the settlement of the Actions given in this Sub-Track represents the amount which could be or would have been recovered after trial; and

(e) shall not be construed against the Plaintiffs or any Class Members as an admission, concession, or presumption that any of their claims are without merit or that damages recoverable against the PB Funds Defendants in the Actions in this Sub-Track would not have exceeded the settlement proceeds recovered in this Sub-Track.

MISCELLANEOUS PROVISIONS

22. Schedule A hereto is hereby incorporated by reference as though fully set forth herein.

23. The Parties agree to cooperate with one another in seeking Court approval of this Settlement and to use their best efforts to consummate this Settlement. The PB Funds Defendants agree to treat Plaintiffs as the first among equals with respect to any and all disputes that may arise in connection with this, or any other, settlement in the MDL.

24. Each Party will exert every reasonable effort and will act reasonably and in good faith to agree upon and execute such other documentation as may be required in order to implement and obtain preliminary and Final approval by the Court of this Settlement. If the Parties are unable to agree upon the form of documentation necessary to effectuate this Settlement and to obtain preliminary and Final approval of this Settlement, the Parties agree that

they will bring any unresolved disputes as to the form of documentation to the attention of the Court for resolution. No Party shall seek to evade its good faith obligations to seek approval and implementation of this Settlement by virtue of any rulings, orders, governmental report, the results of the settlement administration process, or other development, whether in the Actions or in any other action, or otherwise, that might hereinafter occur and might be deemed to alter the relative strengths of the Parties with respect to any claim or defense or their relative bargaining power with respect to negotiating a settlement, other than as permitted in this Stipulation.

25. The Parties, by their undersigned counsel, have arrived at this Stipulation as a result of arm's-length negotiations and after consultations with their respective experts.

26. The Parties hereto intend for this Settlement to be a final and complete resolution of all disputes asserted or which could be asserted by Plaintiffs or the Class Members against the PB Funds Released Parties with respect to the Released Claims. Accordingly, Plaintiffs and the PB Funds Defendants agree not to assert in any forum that the Actions were brought by Plaintiffs or defended by the PB Funds Defendants in bad faith or without a reasonable basis. The Parties hereto shall not assert any claims of any violation of Rule 11 of the Federal Rules of Civil Procedure relating to the prosecution, defense, or settlement of the Actions. The Parties agree that the settlement consideration and the other terms of the Settlement were negotiated at arm's-length in good faith by the Parties, and reflect a settlement that was reached voluntarily after consultation with experienced legal counsel.

27. Until such date as this Stipulation is publicly filed, unless PB Funds Defendants' Counsel or Plaintiffs' Counsel concludes that disclosure is required by applicable law, regulation or order of a court or administrative body having competent jurisdiction over one or more of the Parties (including the filing of any "proposed settlement, compromise, or discontinuance"

required by Section 33 of the 1940 Act), in which case notice of the required disclosure shall be provided to other Party as soon as possible and, in any event, no later than three (3) business days prior to the date of disclosure, the Parties shall not disclose the substance of any negotiations leading to this Stipulation, or any of their terms, without prior notice to and consent of Plaintiffs' Counsel and the PB Funds Defendants' Counsel. Plaintiffs' Counsel and the PB Funds Defendants' Counsel shall not unreasonably withhold consent to publication of the fact of the execution of this Stipulation. Plaintiffs' Counsel and PB Funds Defendants' Counsel shall provide drafts of any proposed press releases concerning this Stipulation to each other and shall consider in good faith any comments of the other prior to the dissemination of such a press release.

28. The headings herein are used for the purpose of convenience only and are not meant to have legal effect. Whenever the words "include," "includes" or "including" are used herein, they shall be deemed to be followed by the words "without limitation."

29. The administration and consummation of this Settlement shall be under the authority of the Court, and the Court shall retain jurisdiction for the purpose of entering orders providing for awards of attorneys' fees and expenses to Plaintiffs' Counsel and enforcing the terms of this Stipulation, and all Parties submit to the jurisdiction of the Court for such purposes.

30. This Stipulation, and all attachments hereto, reflect the entirety of the agreement among the Parties hereto concerning the settlement of the Actions with the PB Funds Defendants, and no representations, warranties, or inducements have been made by any Party hereto concerning this Stipulation, or any of the attachments hereto, other than those contained and memorialized in such documents.

31. This Stipulation may be amended or modified only by a written instrument signed

by, or on behalf of, all of the undersigned Parties or their successors in interest.

32. The construction, interpretation, operation, effect and validity of this Stipulation, and all documents necessary to effectuate this Settlement, shall be governed by the internal laws of the State of Maryland without regard to conflicts of laws, except to the extent that federal law requires that federal law governs.

33. Each Party shall bear its own costs and expenses in connection with the prosecution and settlement (subject to Section 12 above) of this litigation; however, it is understood and agreed that Plaintiffs' Counsel will be applying for an award of attorneys' fees and reimbursement of litigation expenses from the settlement proceeds in this Sub-Track and the PB Funds Released Parties shall take no position with respect to Plaintiffs' Counsel fee and expenses application.

34. This Stipulation shall not be construed more strictly against one Party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Parties, it being recognized that it is the result of arm's-length negotiations between the Parties and all Parties have contributed substantially and materially to the preparation of this Stipulation.

35. All counsel executing this Stipulation warrant and represent that they have the full authority to do so on behalf of the respective clients listed under their signatures below, and further represent and warrant that they have the authority to take appropriate action required or permitted to be taken pursuant to this Stipulation to effectuate its terms with respect to this Settlement.

36. Without further order of the Court, the Parties hereto may agree to reasonable extensions of time to carry out their obligations under this Stipulation.

37. This Stipulation shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and assigns, and upon any corporation or other entity into or with which any Party hereto may merge or consolidate, provided, however, that no assignment of this Stipulation (which, for the avoidance of confusion, shall not be deemed to refer to the assignment of the Assigned Claims as contemplated hereby) by any Party shall operate to relieve such Party of its obligations hereunder.

38. The waiver by one Party of any breach of this Stipulation by another Party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation.

39. This Stipulation may be executed in one or more original, photocopied, electronically scanned or facsimile counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument.

Dated: July 31, 2009

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: ______________________

Chad Johnson
William C. Fredericks
Jerald Bien-Willner
1285 Avenue of the Americas
New York, NY 10019
(212) 554-1400

Attorneys for Class Lead Plaintiff and the Class

CHIMICLES & TIKELLIS LLP

By: ______________________

Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
361 West Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

Attorneys for Derivative Plaintiffs

STRADLEY RONON STEVENS & YOUNG LLP

By: *Michael D. Mabry* [signature]

Michael D. Mabry
Thomas W. Dymek
2600 One Commerce Square
Philadelphia, PA 19103
Tel: (215) 564-8000
Fax: (215) 564-8120

Attorneys for PB Funds Released Parties

SCHEDULE A

PBHG Core Growth Fund

PBHG Emerging Growth Fund

PBHG Growth Fund

PBHG Large Cap 20 Fund

PBHG Large Cap Growth Fund

PBHG Limited Fund

PBHG Select Growth Fund

PBHG Small Cap Fund

PBHG Strategic Small Company Fund

PBHG Technology & Communications Fund

PBHG Cash Reserves Fund